                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. Two)

                               Metatec Corporation
           ---------------------------------------------------------
                                (Name of Issuer)

                      Common Shares, par value $.10 a share
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                   591398 10 2
           ---------------------------------------------------------
                                 (CUSIP Number)


                   Jeffrey M. Wilkins, 7001 Metatec Boulevard
                        Dublin, Ohio 43017 (614) 761-2000
           ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 27, 1998
           ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                                                SCHEDULE 13G

 CUSIP NO. 591398-10-2
-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     |         Jeffrey M. Wilkins                                                                        |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                              ---  |
|     |                                                                                         (b) [ X ] |
|     |                                                                                              ---  |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |         Not Applicable                                                                            |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                              ---  |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |         United States of America                                                                  |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |                                            374,228              |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |                                                -0-              |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |                                            374,228              |
|                               |-------|-----------------------------------------------------------------|
|             PERSON            |    10 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|              WITH             |       |                                                -0-              |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |                                                                              420,478              |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |                                                                                  6.5%             |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                                                                                   IN              |
-----------------------------------------------------------------------------------------------------------

                        ITEMS 1 THROUGH 7 OF SCHEDULE 13D
                                       FOR
                               JEFFREY M. WILKINS

Item 1.  Security and Issuer

         This schedule relates to Common Shares, par value $.10 a share (the "Shares"), of Metatec Corporation, a Florida corporation (the "Company"), whose principal executive offices are located at 7001 Metatec Boulevard, Dublin, Ohio 43017.


Item 2.  Identity and Background

         This schedule is being filed by Jeffrey M. Wilkins ("Mr. Wilkins"), whose business address is 7001 Metatec Boulevard, Dublin, Ohio 43017. Mr. Wilkins is the Chairman of the Board and Chief Executive Officer of the Company. The Company's address is set forth in Item 1, above. The Company is an information industry services company offering optical disc manufacturing and distribution, software development, and network services.

         Mr. Wilkins has not been, during the last five years, convicted in any criminal proceeding, excluding traffic violations.

         Mr. Wilkins has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Wilkins is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

         On May 29, 1997, Mr. Wilkins filed with the Securities and Exchange Commission Amendment No. 1 to his Schedule 13D. That amendment reported that Mr. Wilkins then beneficially owned 549,228 Shares, or 7.9% of the outstanding Shares. Mr. Wilkins is filing this Amendment No. Two to report a material decrease in the percentage of the Shares beneficially owned by him.

         Mr. Wilkins is the settlor of a revocable trust for the benefit of his family (the "Revocable Trust"). Mr. Wilkins has funded the Revocable Trust with gifts of Shares in the aggregate amount of 150,000 Shares. Although the trustee of the Revocable Trust is an independent third party, and Mr. Wilkins does not have any voting or dispositive power with respect to the Shares held by the Revocable Trust, Mr. Wilkins is deemed to be the beneficial owner of the Shares held by the Revocable Trust because of his power to revoke such trust at any time. Between October 5, 1997 and January 27, 1998, the trustee of the Revocable Trust sold 110,000 Shares in brokers' transactions at then-current market prices. The most recent sale was for an aggregate of 60,000 Shares.

         In addition, of the 549,228 Shares previously reported, options to purchase 25,000 Shares were included in such amount. However, only options for 6,250 of these Shares are currently vested or will vest within 60 days of the date of this filing. Accordingly, the aggregate amount beneficially owned has been adjusted to include only the 6,250 Shares underlying the vested options.

         As a result of the foregoing, Mr. Wilkins' percentage ownership of the outstanding Shares decreased from 7.9% to 6.5%, or a decrease of 1.4%

Item 4.  Purpose of Transaction

         The purpose of the sale of the 110,000 Shares was to raise funds for the beneficiaries of the Revocable Trust. Mr. Wilkins or the trustee of the Revocable Trust, as the case may be, may in the future, from time to time, sell additional Shares in such amounts, at such prices, and on such terms and conditions, either publicly or privately, as he or it may deem necessary or appropriate.

         Except as set forth in the preceding paragraph, Mr. Wilkins has no individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction involving the Company and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to cease to be quoted in the NASDAQ over-the-counter-market; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

                  (a) Mr. Wilkins is the beneficial owner of 420,478 Shares (including 46,250 Shares of which he has the right to acquire), which represents 6.5% of the outstanding Shares.

                  (b) Mr. Wilkins has the sole power to vote and dispose of 374,228 Shares of which he is the beneficial owner, together with all other rights as a shareholder in the Company with respect to such Shares (including the right to receive dividends).

                  (c) Other than as stated in Item 3, above, no transactions in the Shares were effected during the past 60 days by Mr. Wilkins.

                  (d) The trustee of the Revocable Trust, who is an independent third party, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 40,000 Shares.

                  (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Wilkins and any other person with respect to any securities of the Company.


Item 7.  Material to be Filed as Exhibits.

         Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


February 4, 1998                             /s/ Jeffrey M. Wilkins
                                             ----------------------
                                               Jeffrey M. Wilkins